EXHIBIT 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
NNN Apartment REIT, Inc.
We consent to the use of our reports, the first of which is dated August 16, 2006, with respect to the Schedule of Income and Direct Operating Expenses for the year ended December 31, 2005, for Walker Ranch Apartment Homes; and the second which is dated October 6, 2006, with respect to the Schedule of Income and Direct Operating Expenses for the year ended December 31, 2005, for Hidden Lake Apartments; both included herein. We further consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ L.P. Martin & Company, P.C.

Richmond Virgina
January 31, 2007